Exhibit 99.1

Equinor ASA: Ex dividend

From 19 August 2019, the shares in Equinor (NYSE:EQNR) on the New York Stock Exchange will be traded ex dividend at USD 0.26.

Record date is 20 August 2019.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act